T CAPITAL FUNDING, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues

Brokerage commission income	$	1,480,014
Other income		60,000
Interest income		189
		1,540,203

Expenses

Employee compensation and benefits	652,531
Commissions	68,782
Compensation other broker-dealers	32,500
Professional fees	41,093
Licenses and registrations	24,603
Occupancy	19,622
General and administrative other	17,713
	856,844

Net income	$	**683,359**

See accompanying notes.